UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           One World Online.com, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   682426 10 1
                                 (CUSIP Number)

                                David N. Nemelka
                         4778 North 300 West, Suite 200
                                Provo, Utah 84604
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 21, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos.
   of Above Persons
             David N. Nemelka
--------------------------------------------------------------------------------
 2 Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [X] *
             (b) [ ]
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 3 SEC Use Only

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 4 Source of Funds

             PF
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 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)
             Not applicable
--------------------------------------------------------------------------------
 6 Citizenship of Place of Organization
             United States

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Number of Shares   7 Sole Voting Power
Beneficially                  8,149,904 **
Owned by Each
Reporting Person
With
                 ---------------------------------------------------------------
                   8 Shared Voting Power
                              2,219,412

                 ---------------------------------------------------------------
                   9 Sole Dispositive Power
                              8,149,904 **

                 ---------------------------------------------------------------
                  10 Shared Dispositive Power
                              2,219,412

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person
             10,369,316

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions) |X|

--------------------------------------------------------------------------------
13 Percentage of Class Represented by Amount in Row (11)
             42.92% **

--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)
             IN

--------------------------------------------------------------------------------

* With the exception of the Series A Convertible Preferred Stock, Mr. Nemelka disclaims the existence of a group with respect to all shares of One World Online.com, Inc. stock beneficially owned by Mr. Nemelka.

** Assumes conversion of all derivative securities. Also includes shares of common stock received upon conversion of $2,000,000 in principal and $40,536.42 in accrued interest under convertible promissory notes on March 26, 2001 at $.30 per share as further described herein.

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

                             Introductory Statement

         This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 20, 2001 (the "Schedule 13D"), with respect to shares of common stock of One World Online.com, Inc., a Nevada corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         This Amendment No. 1 is being filed to report a material increase in the number of shares of common stock beneficially owned by Mr. Nemelka as a result of funding an aggregate of $451,589 under the Revolving Loan and Security Agreement after the Schedule 13D filing and through March 21, 2001. This Amendment also reports the funding of an additional $148,411 under the Revolving Loan and Security Agreement on March 26, 2001, the conversion of all amount owed under the Revolving Loan and Security Agreement on March 26, 2001 and Mr.
Nemelka's agreement to provided the Company with an additional $150,000 in funding on or before June 26, 2001, all as further described below.

Item 3. Source and Amount of Funds or Other Consideration

         Item 3. is hereby amended to add the following:

         On March 16, 2001 and on March 21, 2001 the Company made draws of $100,000 each under the Revolving Loan and Security Agreement. Mr. Nemelka funded these loans to the Company with personal funds (which included funds from Mr. Nemelka's home equity line that was established prior to these loans and has been used for a number of purposes).

         On February 15, 2001 and on March 5, 2001 Tradeco (a nominee of Mr. Nemelka and sometimes referred to hereinafter as "Mr. Nemelka") lent the Company $100,000 and $150,000, respectively, under 60 day non-convertible promissory notes that accrued interest at the rate of ten percent per annum. On March 21, 2001, the Company and Mr. Nemelka agreed to convert the principal and interest owing on these short term loans to loans under the Revolving Loan and Security Agreement. On March 21, 2001, the non-convertible promissory notes were cancelled and a note in the amount of $251,589 and warrants to acquire 125,795 shares of common stock were issued under the Revolving Loan and Security Agreement to Tradeco. Mr. Nemelka funded these loans to the Company with personal funds (which included funds from Mr. Nemelka's home equity line that was established prior to these loans and has been used for a number of purposes).

         As of March 26, 2001, Mr. Nemelka had lent funds in the principal amount of $1,851,589 under the Revolving Loan arrangement. At this time the Company understood that Mr. Nemelka may not fund the remaining $148,411 that was available for draw under the $2,000,000 Revolving Loan as a result of a material adverse change in the financial condition and results of operations of the Company. In addition, the Company has been unsuccessful in getting further material funding commitments. As a result, the Company proposed that Mr. Nemelka
(i) fund the remaining $148,411 under the Revolving Loan and Security Agreement and (ii) make an additional $150,000 investment in the Company in exchange for common stock at the price of $.30 per share and warrants exercisable for 500,000 shares of common stock at $.50 per share (the "New Investment Terms"). As a further incentive to invest the additional funds, the Company orally agreed that if the proposed funding was received the Company would lower the conversion price under the Revolving Loan and Security Agreement from a floating rate subject to a $1.00 floor to $.30 per share and lower the exercise price on the related warrants from $5.50 to $1.00 per share provided Mr. Nemelka immediately convert all amounts owing under the Revolving Loan into common stock.

         On March 26, 2001, Mr. Nemelka orally accepted the Company's offer by investing the $148,411 that remained owing under the Revolving Loan and Security Agreement, giving notice of conversion of all $2,000,000 in principal plus accrued interest in the amount of $40,536.42 into 6,801,788 shares of common stock at the conversion price of $.30 per share and agreed to invest another $150,000 as per the New

Investment Terms no later than June 26, 2001. The $148,411 in funding under the Revolving Loan and Security Agreement also resulted in Mr. Nemelka receiving warrants to acquire 74,205 shares of common stock under the terms of the Revolving Loan and Security Agreement. Mr. Nemelka funded and anticipates funding the amounts described in this paragraph with personal funds (which included funds from Mr. Nemelka's home equity line that was established prior to these loans and has been used for a number of purposes).

Item 4.  Purpose of Transaction

         Item 4. is hereby amended and restated to read in its entirety as follows:

         (a) As described in Item 3, the Revolving Loan and Security Agreement, the amendment to the Revolving Loan and Security Agreement and the New Investment Terms were effected at the request of the Company in order to provide the Company with necessary working capital. Except for the additional $150,000 that Mr. Nemelka is required to invest under the New Investment Terms and the subscription receivable relating to the Series A Convertible Preferred Stock, Mr. Nemelka does not have any contractual obligations to provide the Company with additional funding. If required, Mr. Nemelka may make additional investments in the Company to provide the Company with necessary short-term working capital.

         (b)-(j) Mr. Nemelka has no present plans or proposals which relate to, or would result in, any of the actions enumerated in paragraphs (b)-(j) of this Item.

Item 5. Interest in Securities of the Issuer

         Item 5. is hereby amended to add the following:

         (a) As of March 26, 2001, Mr. Nemelka beneficially owns approximately 10,369,316 shares of common stock. Mr. Nemelka's beneficial ownership includes the following:

o        6,965,788(1)  shares  that  are  owned by  Tradeco,  a  nominee  of Mr.
         Nemelka;

o        2,119,412(2)  shares  that are  deemed  to be  indirectly  owned by Mr.
         Nemelka;

o 100,000 shares of Series A Convertible Preferred Stock(3) that are deemed to be indirectly owned by Mr. Nemelka and that are convertible into 100,000 shares of common stock;

--------

(1) This total includes 6,801,788 shares that were issued upon conversion of the $2,040,536.42 in principal and interest that was owing under the Revolving Loan and Security Agreement on March 26, 2001 at $.30 per share. See Item 3.

(2) This total includes 750,000 of the 1,500,000 shares that are owned by D.K. Enterprises, LLC, a Utah limited liability company ("DKE") which is owned one-half by Mr. Kelly Thayer, the Company's Chairman, and one-half by David N. Nemelka. The DKE shares are subject to an agreement whereby 750,000 shares shall be distributed to Mr. Thayer and 750,000 shares shall be distributed to David N. Nemelka on June 1, 2001, subject to them remaining as either an officer or director of the Company. Mr. Nemelka disclaims beneficial ownership of 750,000 shares of the common stock owned by DKE.

(3) The OWOL Founders Voting Trust owns 300,000 shares of Series A Convertible Preferred Stock. David R. Nemelka, the father of David N. Nemelka, Kelly M. Thayer and David N. Nemelka are the beneficiaries of the OWOL Founders Voting Trust. Except as otherwise required by applicable law, all voting rights of the Company are vested in and exercised by the holders of the common stock and Series A Convertible Preferred Stock, voting as a single group, with each share of common stock being entitled to one (1) vote and each of the Series A Convertible Preferred shares being entitled to one hundred (100) votes. The shares held by the OWOL Founders Voting Trust are voted by David N. Nemelka, the trustee of the OWOL Founders Voting Trust. Mr. Nemelka disclaims beneficial ownership of 200,000 shares of Series A Convertible Preferred Stock held by OWOL Founders Voting Trust.

o 20,116 shares that are issuable upon conversion of a convertible promissory note (includes accrued interest as of 3/21/01) that is held by Tradeco, a nominee of Mr. Nemelka; and

o Warrants exercisable for 1,164,000 shares that are held by Tradeco, a nominee of Mr. Nemelka.

         Mr. Nemelka beneficially owns approximately 42.92%(4) of the Company's outstanding common stock as of March 26, 2001.

         The OWOL Founders Voting Trust owns 300,000 shares of Series A Convertible Preferred Stock which represents 1.29% of the Company's outstanding common stock as of March 26, 2001.

         (b) With respect to the shares beneficially owned as described in Item 5(a), Mr. Nemelka has (i) sole power to vote or to direct the vote of 8,149,904 shares; (ii) shared power to vote or to direct the vote of 2,219,412 shares;
(iii) sole power to dispose or to direct the disposition of 8,149,904 shares; and (iv) shared power to dispose or to direct the disposition of 2,219,412 shares.

         With respect to the shares beneficially owned as described in Item 5(a), OWOL Founders Voting Trust has (i) sole power to vote or to direct the vote of 300,000 shares of Series A Convertible Preferred Stock; (ii) shared power to vote or to direct the vote of no shares of Series A Convertible Preferred Stock; (iii) sole power to dispose or to direct the disposition of 300,000 shares of Series A Convertible Preferred Stock; and (iv) shared power to dispose or to direct the disposition of no shares of Series A Convertible Preferred Stock. The shares held by the OWOL Founders Voting Trust are voted by David N. Nemelka, the trustee of the OWOL Founders Voting Trust.

         The business address of The OWOL Founders Voting Trust is 4778 North 300 West, Suite 200, Provo, Utah 84604.

         (c) As of March 26, 2001, the Company had drawn down $2,000,000 of funds from Tradeco under the Revolving Loan and Security Agreement. In connection with these draws warrants to acquire 1,000,000 shares of common stock were granted to Tradeco by the Company. Since February 6, 2001, the date of Mr. Nemelka's last filing on Schedule 13D, the Company has drawn down the following amounts on the specified dates:

                     Date                              Amount
                     ----                              ------
                March 16, 2001                        $100,000
                March 21, 2001(5)                     $351,589
                March 26, 2001                        $148,411

         On March 26, 2001, Mr. Nemelka invested $148,411 under the Revolving Loan and Security Agreement so that that total amount of the loans he had provided under the Revolving Loan arrangement was $2,000,000, he then gave notice and converted all of the $2,000,000 in principal plus accrued interest of $40,536.42 into 6,801,788 shares of common stock at the conversion price of $.30 per share and agreed to invest another $150,000 as per the New Investment Terms no later than June 26, 2001. See Item 3.

         (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in Item 5(a) and to which Mr. Nemelka has reported indirect beneficial ownership.

-----------------
(4) Assumes conversion of all derivative securities.

(5) Includes non-convertible promissory notes in the principal amount of $250,000 plus accrued interest of $1,589 that were cancelled on March 21, 2001 and replaced with a note and warrants under the Revolving Loan and Security Agreement as described in Item 3.

         (e) Not applicable.

Item 6. Source and Amount of Funds or Other Consideration

         Item 6. is hereby amended to add the following:

         Mr. Nemelka has agreed to make a $150,000 investment in the Company on or before June 26, 2001 in exchange for common stock at the price of $.30 per share (500,000 shares total) and warrants exercisable for 500,000 shares of common stock at $.50 per share pursuant to the New Investment Terms as further described in Item 3.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        Dated: March 29, 2001



                                                        /s/ David N. Nemelka
                                                        --------------------
                                                        David N. Nemelka